Exhibit 99.1

EXECUTION COPY

PURCHASE AGREEMENT

THIS AGREEMENT made as of the 11th day of August, 2010,

B E T W E E N

KINROSS GOLD CORPORATION, a corporation governed by the Laws of the Province of Ontario (“Kinross”)

- and -

HARRY WINSTON DIAMOND CORPORATION, a corporation governed by the Laws of Canada (“HWDC”),

RECITALS:

A.                                   On March 31, 2009, Kinross acquired (1) 58,064,806.452 Partnership Units, representing 22.5% of the issued and outstanding Partnership Units (the “Partnership Interest”), and (2) 225 Special Voting Shares (the “Purchased Special Voting Shares”).

B.                                     Kinross wishes to sell to HWDC and HWDC wishes to purchase, the Partnership Interest and the Purchased Special Voting Shares on the terms and conditions contained in this Agreement.

NOW THEREFORE, in consideration of the respective covenants, agreements, representations and warranties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Defined Terms

For the purpose of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)                                  “Agreement” means this Purchase Agreement, including all amendments or restatements thereto;

(b)                                 “Business Day” means any day, other than a Saturday or Sunday, on which banks in Toronto, Ontario are open for commercial banking business during normal banking hours;

(c)                                  “Closing” means the closing of the transactions contemplated by this Agreement on the Closing Date;

(d)                                 “Closing Date” means the earlier of: (a) the second Business Day after the satisfaction or waiver of the conditions set forth in Sections 4.1, 4.2 and 4.3 (other than the delivery of items to be delivered on such date and the satisfaction of those conditions that, by their terms, cannot be satisfied until such date); and (b) such date as is mutually agreed to in writing by the Parties;

(e)                                  “Consideration Shares” has the meaning attributed to that term in Section 2.2(c);

(f)                                    “DDMI” means Diavik Diamond Mines Inc., a wholly-owned subsidiary of Rio Tinto plc;

(g)                                 “Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, security interest of any nature, adverse claim, easement, right of occupation, any matter capable of registration against title, right of pre-emption, privilege or any contract to create any of the foregoing;

(h)                                 “Existing Shares” means the 15,200,000 HWDC Shares acquired by Kinross pursuant to the Subscription Agreement;

(i)                                     “HWDC Shares” means the common shares in the capital of HWDC;

(j)                                     “HWDM” means Harry Winston Diamond Mines Ltd., a corporation governed by the Laws of the Northwest Territories;

(k)                                  “Laws” means currently existing applicable statutes, rules, regulations, orders, ordinances or judgments, in each case, of any governmental authority and having the force of law;

(l)                                     “Note” has the meaning attributed to that term in Section 2.2(b);

(m)                               “NYSE” means the New York Stock Exchange;

(n)                                 “Option Plan” means any stock option plan that may be established or amended from time to time by HWDC and approved in accordance with all applicable laws and the rules and policies of any stock exchange on which the HWDC Shares are listed, pursuant to which HWDC may issue options to purchase HWDC Shares to directors, officers, employees and bona fide consultants;

(o)                                 “Parties” means, collectively, Kinross and HWDC, and “Party” means any one of them;

(p)                                 “Partnership” means Harry Winston Diamond Limited Partnership, a limited partnership formed under the Partnership Act (Northwest Territories);

(q)                                 “Partnership Agreement” means the amended limited partnership agreement with respect to the Partnership dated March 31, 2009 between HWDC (as General Partner) and 6355137 Canada Inc. and Kinross (as Limited Partners), as the same may be amended, restated or replaced from time to time;

(r)                                    “Partnership Interest” has the meaning attributed to that term in the recitals of this Agreement;

(s)                                  “Partnership Interest  Purchase Price” has the meaning attributed to that term in Section 2.2;

(t)                                    “Partnership Units” means partnership units of the Partnership as provided for in the Partnership Agreement;

(u)                                 “Purchased Special Voting Shares” has the meaning attributed to that term in the recitals of this Agreement;

(v)                                 “Share Purchase Price” has the meaning attributed to that term in Section 2.3;

(w)                               “Shareholders Agreement” means the shareholders agreement with respect to HWDM dated March 31, 2009 between HWDC, HWDM and Kinross, as the same may be amended, restated or replaced from time to time;

(x)                                   “Special Voting Shares” means the shares designated as “Special Voting Shares” in the capital of HWDM;

(y)                                 “Subscription Agreement” means the subscription agreement dated March 19, 2009 between HWDC and Kinross;

(z)                                   “Time of Closing” means 11:00 a.m. (Toronto time) on the Closing Date; and

(aa)                            “TSX” means the Toronto Stock Exchange.

1.2                               Certain Rules of Interpretation

In this Agreement:

(a)                                  Time - Time is of the essence in the performance of the Parties’ respective obligations.

(b)                                 Currency - Unless otherwise specified, all references to money amounts or “$” are to the lawful currency of the United States of America.

(c)                                  Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)                                 Consent - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time period, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its consent or approval.

(e)                                  Time Periods - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(f)                                    Business Day - Whenever any payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following.

(g)                                 Governing Law - This Agreement is a contract made under and shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable in the Province of Ontario.

(h)                                 Including - Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(i)                                     No Strict Construction - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(j)                                     Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(k)                                  Severability - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(l)                                     Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation that amends, supplements or supersedes any such statute or any such regulation.

(m)                               Expenses – All costs and expenses (including the fees and disbursements of legal counsel and other professional advisors) incurred in connection with this Agreement and the transactions contemplated herein shall be paid by the Party incurring such expenses.

1.3                               Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

1.4                               Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns.

1.5                               Assignment

No party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party.

1.6                               Amendment and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

ARTICLE 2

PURCHASE AND SALE

2.1                               Purchase and Sale

Subject to the terms and conditions of this Agreement, at the Time of Closing:

(a)                                  Purchase and Sale.  Kinross shall sell and HWDC shall purchase the Partnership Interest and the Purchased Special Voting Shares;

(b)                                 Payment of Purchase Price. HWDC shall pay, in accordance with Section 2.2 and Section 2.3, respectively, the Partnership Interest Purchase Price and the Share Purchase Price to Kinross;

(c)                                  Transfer of Partnership Interest and Purchased Special Voting Shares. Kinross shall execute and deliver to HWDC all such documents, certificates and instruments as HWDC may consider necessary or desirable, acting reasonably, to effectively transfer and assign the Partnership Interest and Purchased Special Voting Shares to HWDC, with a good title, free and clear of all Encumbrances, and to deliver possession thereof to HWDC; and

(d)                                 Other Documents – Kinross and HWDC shall deliver such other documents as may be necessary to complete the transactions provided for in this Agreement.

2.2                               Partnership Interest Purchase Price

The purchase price payable by HWDC to Kinross for the Partnership Interest (the “Partnership Interest Purchase Price”) shall be $220,000,000 in the aggregate, and shall be paid and satisfied at the Time of Closing as follows:

(a)                                  by the payment to or to the order of Kinross by wire transfer of immediately available funds of $50,000,000 in the aggregate, in cash;

(b)                                 by the issuance by HWDC in favour of Kinross of a promissory note in the aggregate principal amount of $70,000,000, such promissory note to be in substantially the form set forth in Schedule A to this Agreement (the “Note”); and

(c)                                  by the issuance by HWDC to Kinross of 7,142,857 HWDC Shares (the “Consideration Shares”).

2.3                               Share Purchase Price

The purchase price payable by HWDC to Kinross for the Purchased Special Voting Shares (the “Share Purchase Price”) shall be $2.25 in the aggregate, payable in cash.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1                               Representations and Warranties of Kinross

Kinross represents and warrants to HWDC as follows and acknowledges that HWDC is relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

(a)                                  Kinross is a corporation validly existing under the Laws of the Province of Ontario;

(b)                                 Kinross has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Kinross, and the performance of its obligations hereunder, have been duly authorized by the board of directors of Kinross (or any authorized committee thereof) and no other corporate proceedings on the part of Kinross are necessary to authorize this Agreement.  This Agreement has been duly executed and delivered by Kinross and constitutes a legal, valid and binding obligation of Kinross, enforceable by HWDC against Kinross in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)                                  As of the date hereof, Kinross does not own any HWDC Shares.

(d)                                 Prior to the date hereof, Kinross has disposed of all of its legal and beneficial interest in all of the Existing Shares and, to the best of its knowledge, no purchaser of such HWDC Shares from Kinross acquired beneficial ownership of more than 9.9% of the total number of outstanding HWDC Shares as a result of such purchase.

(e)                                  Kinross is: (i) resident in the Province of Ontario; (ii) an “accredited investor” as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions”; (iii) purchasing HWDC Shares as principal for its own account; and

(iv) not a “U.S. person” (as such term is defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended).

(f)                                    The execution and delivery of and performance by Kinross of this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any of the terms or provisions of Kinross’ constating documents or by-laws.

(g)                                 Kinross is the beneficial owner of, and has control or direction over, the Partnership Interest and the Purchased Special Voting Shares with good title thereto, free and clear of all Encumbrances and, without limiting the generality of the foregoing, neither the Partnership Interest nor any of the Purchased Special Voting Shares are subject to any voting trust, shareholders agreement or voting agreement.  The Partnership Interest and the Purchased Special Voting Shares constitute all of the Partnership Units and Special Voting Shares that are held of record or beneficially owned by Kinross or over which Kinross has control or direction.  Kinross has the sole right and power to dispose of the Partnership Interest and the Purchased Special Voting Shares and no Person (other than HWDC) has any written or oral agreement, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming such for the purchase or acquisition from Kinross of the Partnership Interest and the Purchased Special Voting Shares.

3.2                               Acknowledgements and Covenants of Kinross

Kinross acknowledges and covenants, as applicable, that:

(a)                                  Kinross shall execute and deliver all documentation as may be required by applicable securities laws in connection with the transactions contemplated by this Agreement;

(b)                                 HWDC is required to disclose to applicable securities regulatory authorities the identity of Kinross, and in that respect Kinross acknowledges that, and consents and authorizes:

(i)                                     HWDC to collect Kinross’ personal information for the purpose of this Agreement;

(ii)                                  HWDC to retain the personal information for as long as permitted or required by applicable law or business practices;

(iii)                               HWDC to deliver to the Ontario Securities Commission and any other securities commission or similar regulatory authority personal information (such as full name, residential address and telephone number) pertaining to Kinross and further acknowledges and consents to the fact that HWDC may be required by applicable securities laws and stock exchange rules to provide regulatory authorities any personal information provided by Kinross respecting itself and acknowledges that this information is being collected indirectly by the Ontario Securities Commission (as applicable), and may be collected, used and disclosed by other securities regulators (as applicable), under the authority granted to it in applicable securities laws; and

(iv)                              that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario and acknowledges that the public official in Ontario who can answer questions about the Ontario Securities Commission’s indirect collection of such information is the Administrative Assistant to the Director of Corporate Finance, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, who may be contacted at (416) 593-8086;

(c)                                  the Consideration Shares are subject to resale restrictions under applicable securities laws, rules, regulations and policies and Kinross shall comply with all relevant securities laws, rules, regulations and policies concerning any resale of the Consideration Shares and shall consult with its own legal advisers with respect to complying with all restrictions applying to any such resale;

(d)                                 the certificates representing the Consideration Shares will bear the following legends, and Kinross agrees to comply with the terms of such legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND 1 DAY FOLLOWING THE CLOSING DATE].”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”; and

(e)                                  the Consideration Shares have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”), as amended, and may not be offered or sold in the United States or to U.S. persons unless registered under the 1933 Act or an exemption from the registration requirements of the 1933 Act is available.

3.3                               Representations and Warranties of HWDC

HWDC represents and warrants to Kinross as follows and acknowledges that Kinross is relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

(a)                                  HWDC is a corporation validly existing under the Laws of Canada;

(b)                                 HWDC has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by HWDC, and the performance of its obligations hereunder, have been duly authorized by the board of directors of HWDC (or any authorized committee thereof) and no other corporate proceedings on the part of HWDC are necessary to authorize this Agreement.  This Agreement has been duly executed and delivered by HWDC and constitutes a legal, valid and binding obligation of HWDC, enforceable by Kinross against HWDC in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(c)                                  The execution and delivery of and performance by HWDC of this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any of the terms or provisions of HWDC’s constating documents or by-laws;

(d)                                 HWDC has authorized share capital consisting of an unlimited number of HWDC  Shares of which, as of the date hereof, 76,657,843 HWDC Shares and no more are validly issued and outstanding as fully-paid and non-assessable shares in the capital of HWDC;

(e)                                  except for 2,927,479 options granted and issued pursuant to any Option Plan,  which are exercisable for 2,927,479 HWDC Shares, no person has any option, warrant, right, call, commitment, conversion right, right of exchange or other agreement or any right or privilege (whether by law, pre emptive or contractual) capable of becoming an option, warrant, right, call, commitment, conversion right, right of exchange or other agreement for the purchase from HWDC or any of its subsidiaries of any equity securities in the capital of HWDC;

(f)                                    the operations of HWDC and its subsidiaries have been and are now conducted in compliance with all laws of each jurisdiction, of which have been and are now applicable to the operations of HWDC or of any of its subsidiaries, except for non-compliance which does not have a material adverse effect, and none of HWDC or any of its subsidiaries has received any current notice of any alleged violation of any such laws other than notices in respect of alleged violations that, if true or upheld, would not have a material adverse effect;

(g)                                 HWDC is a reporting issuer not in default in any material respect of any requirement under Canadian securities laws or the rules of either the TSX or the NYSE;

(h)                                 no order, ruling or decision granted by a securities commission, court of competent jurisdiction or regulatory or administrative body having jurisdiction is in effect, pending or (to the best of HWDC’s knowledge) threatened that restricts any trades in any securities of HWDC as of the date hereof including any cease trade orders;

(i)                                     the current issued and outstanding HWDC Shares are listed on the TSX and the NYSE, and HWDC will use commercially reasonable efforts to obtain the listing of the Consideration Shares on the TSX and the NYSE;

(j)                                     the Consideration Shares, when issued, will be duly and validly issued as fully paid and non-assessable HWDC Shares;

(k)                                  the Note, when issued, will constitute a legal, valid and binding obligation of HWDC, enforceable by Kinross against HWDC in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(l)                                     DDMI owns, controls or has legal rights to, through mining tenements of various types and descriptions, all of the rights, titles and interests materially necessary or appropriate to authorize and enable DDMI to carry on the material mineral exploration and/or mining activities as currently being undertaken by it at the Diavik Diamond Mine, except for such defects in title which would not reasonably be expected to result in a material adverse effect, and is not in material default of such rights, titles and interests;

(m)                               all mining claims and mining rights with respect to the Diavik Diamond Mine are in good standing in all material respects as of the date hereof except for such defects in title which would not reasonably be expected to result in a material adverse effect;

(n)                                 subject to and assuming the accuracy of the representations and warranties of Kinross set forth in this Agreement, the sale and delivery of the Consideration Shares as contemplated by this Agreement is exempt from the prospectus and/or qualification requirements, as applicable, under applicable Canadian securities Laws;

(o)                                 HWDC is not in the “business of trading” within the meaning of applicable Canadian securities Laws and does not hold itself out as being in the “business of trading”;

(p)                                 to the knowledge of HWDC, none of the disclosure documents that have been publicly filed by HWDC pursuant to the requirements of applicable securities laws since February 1, 2010 contained, as of their respective dates of filings, an untrue statement of a material fact or omitted to state a material fact that was required to be stated or that was necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made; and

(q)                                 as of the date hereof, HWDC is not aware of any undisclosed material fact or undisclosed material change regarding HWDC.

ARTICLE 4

CONDITIONS OF CLOSING

4.1                               Conditions of Closing for the Benefit of HWDC

Kinross acknowledges and agrees that HWDC’s obligation to complete the transactions contemplated by this Agreement is subject to the following conditions, which conditions are for the exclusive benefit of HWDC and may be waived, in whole or in part, by HWDC in its sole discretion:

(a)                                  the issue and sale of the Consideration Shares and the Note being exempt from the requirement to file a prospectus or registration statement and the requirement to deliver an offering memorandum under Ontario securities laws relating to the sale of such securities;

(b)                                 the representations, warranties and acknowledgements of Kinross being true and correct in all material respects as at the Closing, with the same force and effect as if made by Kinross as at the Closing; and

(c)                                  HWDC shall have received all of the deliveries contemplated by Section 6.2;

4.2                               Conditions of Closing for the Benefit of Kinross

HWDC acknowledges and agrees that Kinross’ obligation to complete the transactions contemplated by this Agreement is subject to the following conditions, which conditions are for the exclusive benefit of Kinross and may be waived, in whole or in part, by Kinross in its sole discretion:

(a)                                  Kinross shall have received an opinion dated the Closing Date from counsel to HWDC (including applicable local counsel, as necessary) with respect to the matters set out in Schedule B;

(b)                                 the representations and warranties of HWDC being true and correct in all material respects as at the Closing, with the same force and effect as if made by HWDC as at the Closing; and

(c)                                  Kinross shall have received all of the deliveries contemplated by Section 6.3.

4.3                               Conditions of Closing for the Mutual Benefit of HWDC and Kinross.

Each of the Parties acknowledges and agrees that their respective obligations to complete the transactions contemplated by this Agreement are subject to the following conditions, which conditions are for the mutual benefit of HWDC and Kinross, respectively, and may be waived only by the mutual consent of HWDC and Kinross:

(a)                                  the receipt of all third party and regulatory approvals or consents required by HWDC for the completion of the transactions contemplated by this Agreement, including customary TSX and NYSE share listing approval with respect to the Consideration Shares, all of which having been obtained on terms and conditions acceptable to the Parties, each acting reasonably;

(b)                                 there being no actions, suits or proceedings to prohibit, condition or materially limit the ownership or full rights of ownership of any of the Consideration Shares and no order, ruling or determination having the effect of suspending the issuance or ceasing the trading of any of the Consideration Shares having been issued or made by any stock exchange, securities commission, court or other regulatory authority and be continuing in effect; and

(c)                                  there shall not have occurred a material adverse change with respect to HWDC between the date of this Agreement and the Closing Date. For the purposes of this Agreement, a “material adverse change” means, with respect to HWDC, any change in the condition (financial or otherwise), operations, assets, liabilities or business of HWDC (on a consolidated basis) that is, or would reasonably be expected to be, materially adverse to HWDC (on a consolidated basis), other than a change:

(i)                                     relating to general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

(ii)                                  affecting the worldwide diamond mining or luxury retail jewellery industries in general, provided such effect does not have a materially disproportionate effect on HWDC and its subsidiaries and affiliates, considered as a whole;

(iii)                               resulting from changes in the price of rough or polished diamonds; or

(iv)                              in the market price of the HWDC Shares following and reasonably attributable to the disclosure of the transactions contemplated by this Agreement.

ARTICLE 5

COVENANTS

5.1                               General

During the period from the date of this Agreement to the Time of Closing, HWDC shall:

(a)                                  conduct its business in the ordinary course, consistent with past practice and not, without the prior written consent of Kinross, enter into any transaction which, if effected before the date of this Agreement, would constitute a breach of the representations, warranties or agreements of HWDC contained in this Agreement; and

(b)                                 promptly advise Kinross orally and, if then requested, in writing of the occurrence of any material adverse change or any breach by HWDC of any covenant or agreement contained in this Agreement.

(c)                                  forthwith after the Closing, HWDC shall file such forms and documents as may be required under applicable securities laws.

(d)                                 HWDC shall take all required actions to satisfy the conditional listing requirements of the TSX with respect to the listing of the Consideration Shares promptly after the Closing, and in any event within the time period prescribed by the TSX, to satisfy such requirements.

(e)                                  Until the date that is one year following repayment of the Note, HWDC hereby covenants, undertakes and agrees:

(i)                                     to use its reasonable commercial efforts to maintain its status as a “reporting issuer” and not to be in material default of any requirement of the applicable securities laws; and

(ii)                                  to use its reasonable commercial efforts to maintain the listing of the HWDC Shares on the TSX and the NYSE.

ARTICLE 6

CLOSING

6.1                               Closing

The Closing will take place at the Time of Closing at the offices of Stikeman Elliott LLP, Suite 5300, 199 Bay Street, Toronto, Ontario, or at such other time on the Closing Date or such other place as may be agreed upon orally or in writing by the parties.

6.2                               Kinross Deliveries

On the Closing Date, at or prior to the Time of Closing, Kinross shall deliver the following to HWDC:

(a)                                  any documentation as may be required by applicable securities laws (including the rules and requirements of the TSX and the NYSE, as applicable) in connection with the purchase by Kinross of the Consideration Shares;

(b)                                 a certificate of Kinross, signed on behalf of Kinross, without personal liability, by a senior officer of Kinross, addressed to HWDC and dated the Closing Date certifying that: (i) the representations, warranties and acknowledgements of Kinross are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by Kinross as at the Closing Date; and  (ii) all covenants of Kinross under this Agreement to be performed on or before the Closing Date have been duly performed by Kinross in all material respects;

(c)                                  a duly endorsed unit transfer power of attorney for the Partnership Units constituting the Partnership Interest, together with the certificate representing the Partnership Interest; and

(d)                                 a share certificate representing the Purchased Special Voting Shares duly endorsed in blank for transfer or accompanied by an irrevocable transfer power of attorney duly executed in blank.

6.3                               HWDC Deliveries

On the Closing Date, at or prior to the Time of Closing, HWDC shall deliver the following to Kinross:

(a)                                  a certificate of HWDC, signed on behalf of HWDC, without personal liability, by a senior officer of HWDC, addressed to Kinross and dated the Closing Date certifying that (i) the representations and warranties of HWDC are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by HWDC as at the Closing Date; and (ii) all covenants of HWDC under this Agreement to be performed on or before the Closing Date have been duly performed by HWDC in all material respects;

(b)                                 the opinion contemplated by Section 4.2(a);

(c)                                  a certificate representing the Consideration Shares in the name of Kinross;

(d)                                 the duly-executed Note; and

(e)                                  a wire transfer in United States funds to the account of Kinross in the aggregate amount of U.S.$50,000,002.25 in accordance with the wire transfer instructions of Kinross set out in Schedule “C” attached hereto.

6.4                               Outside Date

The Parties agree that if Closing has not occurred on or prior to the date that is 25 days from the date of this Agreement or such other date that Kinross and HWDC may agree to in writing (the “Outside Date”), then either Party may terminate this Agreement, except that the right to terminate this Agreement will not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of Closing to occur by such date. If this Agreement is properly terminated pursuant to the foregoing, then there shall be no further liability of the Parties hereunder. Nothing in this Section 6.4 will relieve any party from liability for any breach of this Agreement.

ARTICLE 7

OTHER COVENANTS OF THE PARTIES

7.1                               Further Assurances

Each Party covenants and agrees that, it will, at the request and expense of the requesting Party, execute and deliver all such documents, including, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as any other Party, acting reasonably, may request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

7.2                               Conduct Prior to Closing

Without in any way limiting any other obligations hereunder, during the period from the date hereof to the Time of Closing, each of the Parties shall use its reasonable commercial efforts to take and cause to be taken all necessary actions, steps and proceedings to complete the transactions contemplated by this Agreement.

7.3                               Notices

Any notice or other communication that is required or permitted to be given pursuant to this Agreement shall be in writing and will be validly given if delivered in person (including by courier service) or transmitted by electronic delivery as follows.

if to Kinross:	Kinross Gold Corporation 17th Floor, 25 York Street Toronto, Ontario M5J 2V5

	Attention:	Tye Burt
[REDACTED]

with a copy to:	Osler, Hoskin & Harcourt LLP 100 King Street West 1 First Canadian Place Suite 6100, P.O. Box 50 Toronto, Ontario M5X 1B8

	Attention:	Douglas A. Bryce
	Email:	dbryce@osler.com

if to HWDC:	Harry Winston Diamond Corporation P.O. Box 4569, Station A Toronto, Ontario M5W 4T9

	Attention:	Robert A. Gannicott [REDACTED]

with a copy to:	Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9

	Attention: Email:	Rob Nicholls/Sean Vanderpol rnicholls@stikeman.com svanderpol@stikeman.com

Any such notice or other communication will be deemed to have been given and received on the day on which it was delivered or transmitted by electronic delivery (or, if such day is not a Business Day, on the next following Business Day). Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 7.3.

7.4                               Acknowledgement

HWDC and Kinross acknowledge and agree that following closing of the transactions contemplated by this Agreement:

(a)                                  Kinross shall have no further rights or obligations under the Partnership Agreement or the Shareholders Agreement (other than applicable confidentiality provisions);

(b)                                 HWDM shall have no further rights or obligations with respect to Kinross under the Partnership Agreement or the Shareholders Agreement;

(c)                                  Each of Kinross and HWDC shall have no further rights or obligations under the Subscription Agreement and it shall be terminated and have no further force or effect;

(d)                                 Each of Kinross and HWDC shall have no further obligations to the other under the letter agreement dated March 31, 2009 relating to the provision of additional accounting, financing and other information;

(e)                                  The Equalization Payment Agreement between Kinross and HWDC made March 31, 2009 shall terminate and, except for (i) the rights and obligations which expressly survive termination; or (ii) the payment of any amounts owing under that agreement that may be currently outstanding, neither HWDC nor Kinross shall have any further rights or obligations under the Equalization Payment Agreement.

Each Party covenants and agrees that it will execute and deliver all such documents and do all such other acts and things as any other Party, acting reasonably, may request be executed or done in order to better evidence or perfect or effectuate any of the foregoing.

7.5                               Counterparts and Execution by Electronic Delivery

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument. The Parties may rely on delivery by electronic delivery of an executed copy of this Agreement, any attachments hereto, and acceptance by the Parties of such electronic copy is legally effective to create a valid and binding agreement between the Parties in accordance with the terms of this Agreement.

[Remainder of this page intentionally left blank]

IN WITNESS OF WHICH the Parties have executed this Agreement.

KINROSS GOLD CORPORATION

By:	(signed) “J. Paul Rollinson”
	Name:	J. Paul Rollinson
	Title:	Executive Vice President, Corporate Development

By:	(signed) “Geoffrey Gold”
	Name:	Geoffrey Gold
	Title:	Executive Vice President & Chief Legal Officer

HARRY WINSTON DIAMOND CORPORATION

By:	(signed) “Robert A. Gannicott”
	Name:	Robert A. Gannicott
	Title:	Chairman & Chief Executive Officer

SCHEDULE A

FORM OF PROMISSORY NOTE

Please see the attached.

TERM PROMISSORY NOTE

USD$70,000,000	TORONTO, ONTARIO

DATE: •, 2010

1.                                      Promise to Pay

FOR VALUE RECEIVED Harry Winston Diamond Corporation (together with its successors, the “Borrower”) unconditionally promises to pay to Kinross Gold Corporation (the “Lender”), its successors (including any successor by reason of amalgamation) and assigns, or to its order, at its offices at 25 York Street, 17th Floor, Toronto, Ontario (or at such other address as the Lender shall notify the Borrower), in lawful money of the United States of America, the amount of SEVENTY MILLION DOLLARS ($70,000,000) (the “Principal Amount”) together with interest on the Principal Amount outstanding from time to time.  The Principal Amount outstanding together with accrued and unpaid interest shall be due and be paid on the day (the “Maturity Date”) which is the later of August           , 2011 (the “Initial Maturity Date”) and such date as may be determined in accordance with Section 6.  If the Maturity Date is extended pursuant to Section 6, the Principal Amount outstanding shall be due and paid on the Maturity Date and interest shall be payable as set out in Section 2 below.

2.                                      Interest

The Principal Amount outstanding at any time and from time to time shall bear interest from and including the date hereof to but excluding the Initial Maturity Date at the rate of 5% per annum (calculated on the basis of a year of 365 days).  Such interest shall be calculated and accrue daily and shall be payable (without compounding) on the Initial Maturity Date in arrears.

If the Maturity Date is extended pursuant to Section 6, the Principal Amount outstanding at any time and from time to time shall bear interest from and including the Initial Maturity Date to but excluding the Maturity Date at the rate equal to the Prime Rate (defined below) plus 8% (calculated on the basis of a year of 365 days).  Such interest shall be calculated and accrue daily and shall be payable (without compounding) on the 90th day following the Initial Maturity Date and on the Maturity Date, in arrears.

Following the occurrence of an Event of Default, the Principal Amount outstanding at any time and from time to time and any accrued but unpaid interest shall bear interest at the rate equal to the Prime Rate plus 8% per annum (calculated on the basis of a year of 365 days).  Such interest shall accrue daily and shall be payable on demand.

“Prime Rate” means, at any time, the rate of interest expressed as an annual rate, established or quoted by The Royal Bank of Canada as being its reference interest rate to determine the interest rates it will charge for U.S. dollar loans made in Canada to Canadian borrowers.

3.                                      Criminal Rate of Interest

In no event shall the aggregate “interest” (as defined in Section 347 (the “Criminal Code Section”) of the Criminal Code (Canada), payable to the Lender under this Note exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section.  Further, if any payment, collection or demand pursuant to this Note in respect of such “interest” is determined to be contrary to the provisions of the Criminal Code Section, such payment, collection, or demand shall be deemed to have been made by mutual mistake of the Lender and the Borrower and such “interest” shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in the receipt by the Lender of interest at a rate not in contravention of the Criminal Code Section.

4.                                      Interest Act (Canada)

Each interest rate which is calculated under this Note on any basis other than a full calendar year (the “deemed interest period”) is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest rate by the actual number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

5.                                      Prepayment

The Borrower shall be entitled to prepay all or any portion of the Principal Amount outstanding without notice, bonus or penalty.  Any prepayment shall be in a minimum amount of $10,000,000 and in an integral multiple of $1,000,000.  Any payments in respect of amounts due

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under this Note shall be applied first in satisfaction of any accrued and unpaid interest, and then to the Principal Amount outstanding.

6.                                      Conversion Rights

Provided no Event of Default specified in clause (v) of Section 8 has occurred and is continuing (and without giving effect to any grace period specified therein), the Borrower may elect to satisfy, in whole or in part, the Principal Amount outstanding and accrued but unpaid interest on the Initial Maturity Date by issuing common shares in the capital of the Borrower (“HWDC Shares”).  Each HWDC Share so issued will for these purposes be valued based on the 5 day volume-weighted average trading price of the HWDC Shares on the Toronto Stock Exchange (the “TSX”) prior to (but not including) the Initial Maturity Date less a discount of 10%, and the amount satisfied through such issuance shall be calculated by multiplying the total number of HWDC Shares so issued by such discounted 5 day volume-weighted average trading price.

The Borrower shall only be permitted to issue HWDC Shares to the Lender to satisfy repayment of the Principal Amount outstanding and accrued but unpaid interest pursuant to the foregoing paragraph if HWDC Shares have been and are listed and posted for trading on TSX continuously from the date hereof to and including the Initial Maturity Date and shall only be permitted to issue HWDC Shares to (and up to) the extent that such issuance does not result in the Lender holding greater than 19.9% of the issued and outstanding HWDC Shares immediately following such issuance.

In the event that the Borrower elects to satisfy a portion of the Principal Amount outstanding and accrued but unpaid interest pursuant to the foregoing paragraphs in HWDC Shares and notifies the Lender that based on its current cash balances, it has determined in good faith not to repay the balance of the Principal Amount outstanding and accrued but unpaid interest on the Initial Maturity Date, but to extend the Maturity Date, the Maturity Date shall automatically be extended for a period of 180 days.

7.                                      Covenants

(i)            Corporate Existence. The Borrower shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence. The Borrower shall cause each of its subsidiaries to preserve and keep in full force and effect its corporate, partnership or other

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existence, in each case, except as would not otherwise have a material adverse effect on the business, assets, operations, condition, financial or otherwise, of the Borrower and its subsidiaries, taken as a whole.

(ii)           Ranking. The Borrower shall not permit any of its subsidiaries to guarantee or otherwise be liable for, directly or indirectly, any indebtedness for borrowed money unless such subsidiary shall provide a guarantee of the obligations of the Borrower hereunder provided that the foregoing shall not apply to guarantees or liabilities incurred by any subsidiary of the Borrower in connection with or permitted under the facility agreement dated June 24, 2010 among, inter alia, the Borrower and Standard Chartered Bank, as amended from time to time (the “Senior Facility”).  The Borrower shall not and shall not permit any of its subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any lien that secures obligations under any indebtedness for borrowed money (including any guarantee in respect thereof) unless the obligations of the Borrower hereunder (and the obligations of any subsidiary under any guarantee provided in connection herewith) are equally and rateably secured, provided that the foregoing shall not apply to liens securing or permitted under the Senior Facility (including any liens securing any guarantees provided in connection therewith).

(iii)          Fundamental Changes. The Borrower shall not, and shall not permit any of its subsidiaries to, enter into any transaction whereby all or substantially all of the assets of the Borrower and its subsidiaries (determined on a consolidated basis) would become the property of any other person (whether by way of reorganization, merger, amalgamation, arrangement, consolidation, transfer, sale or otherwise).

8.                                      Events of Default

All amounts due under this Note shall immediately become due and payable without any notice, presentation, demand, protest or other action or notice to the Borrower if any one or more of the following events of default (an “Event of Default”) has occurred and is continuing:

(i)                                     subject to Section 6 above, the Borrower fails to make payment when due of the Principal Amount outstanding or of any accrued interest when due;

(ii)                                  any person or group of persons acting jointly or in concert (including their affiliates) acquires more than 50% (on a fully diluted basis) of the

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economic or voting interests in the capital of the Borrower or acquires the right to directly or indirectly designate or nominate a majority of the board of directors of the Borrower;

(iii)                               any representation and warranty of the Borrower in the purchase agreement dated August         , 2010 between the Borrower and the Lender (as amended from time to time, the “Purchase Agreement”) shall prove to have been inaccurate in any material respect when made or deemed to be made;

(iv)                              the Borrower shall fail to perform, observe or comply with, in any material respect, any of its covenants herein or in the Purchase Agreement;

(v)                                 the Borrower (i) becomes insolvent or generally not able to pay its debts as they become due, (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding or order instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 30 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its assets) occurs, or (iv) takes any corporate action to authorize any of the above actions.

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9.                                      Application of Payments

Any payments in respect of amounts due under this Note shall be applied first in satisfaction of any accrued and unpaid interest, and then to the Principal Amount outstanding.

10.                               Waiver by the Borrower

The Borrower waives demand, presentment for payment, notice of non-payment, notice of dishonour, notice of acceleration, and notice of protest of this Note.  The Borrower also waives the benefit of any days of grace, the benefits of division and discussion and the right to assert in any action or proceeding with regard to this Note any setoffs or counterclaims which the Borrower may have against the Lender.

11.                               No Waiver by the Lender

Neither the extension of time for making any payment which is due and payable under this Note at any time or times, nor the failure, delay, or omission of the Lender to exercise or enforce any of its rights or remedies under this Note, shall constitute a waiver by the Lender of its right to enforce any such rights and remedies subsequently.  The single or partial exercise of any such right or remedy shall not preclude the Lender’s further exercise of such right or remedy or any other right or remedy.

12.                               Notices

Any notice or other communication that is required or permitted to be given pursuant to this Note shall be in writing and will be validly given if delivered in person (including by courier service) or transmitted by electronic delivery as follows.

if to Kinross:	Kinross Gold Corporation 17th Floor, 25 York Street Toronto, Ontario M5J 2V5

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	Attention:	Tye Burt
[REDACTED]

if to HWDC:	Harry Winston Diamond Corporation P.O. Box 4569, Station A Toronto, Ontario M5W 4T9

	Attention:	Robert A. Gannicott [REDACTED]

Any such notice or other communication will be deemed to have been given and received on the day on which it was delivered or transmitted by electronic delivery (or, if such day is not a Business Day, on the next following Business Day). Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section.  For the purposes of this section, “Business Day” means any day, other than a Saturday or Sunday, on which banks in Toronto, Ontario are open for commercial banking business during normal banking hours.

13.                               Governing Law and Successors

This Note is made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario, and shall enure to the benefit of the Lender and its successors (including any successor by reason of amalgamation) and assigns, and shall be binding on the Borrower and its successors (including any successor by reason of amalgamation) and permitted assigns.

[Signature Page Follows]

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HARRY WINSTON DIAMOND CORPORATION, as Borrower

By:
Name:
Title:

By:
Name:
Title:

Acknowledged and agreed this        day of                                   , 2010.

KINROSS GOLD CORPORATION, as Lender

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE B

OPINION

1.                                       HWDC is a corporation existing under the laws of Canada.

2.                                       HWDC has the corporate power and capacity to own its property and assets and to carry on its business.

3.                                       HWDC has the corporate power and capacity to enter into the Agreement and to carry out its obligations thereunder, including the issuance of the Consideration Shares and the Note.  The execution and delivery by HWDC of the Agreement and the performance by it of its obligations under the Agreement have been duly authorized by all necessary action on the part of HWDC.

4.                                       The authorized capital of HWDC consists of an unlimited number of Common Shares.

5.                                       The Agreement has been duly executed and delivered by HWDC and is enforceable against HWDC in accordance with its terms, subject to usual opinion qualifications.

6.                                       The Consideration Shares have been duly authorized and validly issued and are fully-paid and non-assessable shares in the capital of HWDC.

7.                                       The Note constitutes a legal, valid and binding obligation of HWDC, enforceable by Kinross against HWDC in accordance with its terms, subject to usual opinion qualifications.

8.                                       The listing of the Consideration Shares on the TSX has been approved by the TSX, subject only to HWDC fulfilling the requirements specified in the letter from the TSX to HWDC dated •, 2010 regarding the listing of the Consideration Shares on or before •, 2010.

9.                                       The execution and delivery by HWDC of the Agreement, and the performance by it of its obligations, including the issuance, sale and delivery of the Consideration Shares and the Note do not or will not violate, contravene or breach any provision of: (a) the constating documents of HWDC; and (b) the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

10.                                 The offering, issuance, sale and delivery of the Consideration Shares and the Note to Kinross in accordance with this Agreement are exempt from the prospectus requirements of securities laws applicable in the Province of Ontario and no prospectus is required nor are other documents required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under securities laws applicable in the Province of Ontario to permit the offering, issuance, sale and delivery of the Consideration Shares and the Note to Kinross.  We note that HWDC is required to file a report with the OSC on Form 45-106F1 prepared and executed in accordance with NI 45-106 within 10 days from the date of this letter, accompanied by any applicable prescribed fees.

11.                                 No prospectus is required nor are other documents required to be filed, proceedings taken, or approvals, permits, consents or authorizations of regulatory authorities obtained under securities laws applicable in the Province of Ontario to permit a holder of the Consideration Shares to trade those securities, either solely through registrants or dealers registered under applicable laws who comply with those applicable laws or in circumstances in which there is an exemption from the registration requirements of the securities laws applicable in the Province of Ontario, provided that:

(a)                                  HWDC is, and has been, a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

(b)                                 at the time of the trade, at least four months have elapsed from the date of this letter;

(c)                                  the certificates representing the Consideration Shares carried a legend in the form prescribed by National Instrument 45-102 Resale of Securities (“NI 45-102”) stating that, unless permitted under securities legislation, the holder shall not trade that security before the date which is four months and one day from the date of this letter;

(d)                                 the trade is not a control distribution within the meaning of NI 45-102;

(e)                                  no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

(f)                                    no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(g)                                 if the holder is an insider or officer of HWDC, the holder has no reasonable grounds to believe that HWDC is in default of securities legislation.

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SCHEDULE C

KINROSS WIRE TRANSFER INSTRUCTIONS

[REDACTED]